UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Fusion Fuel Green Plc

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G3R25D 118

(CUSIP Number)

David N. Smith, Managing Director

MAK Capital One L.L.C.

590 Madison Avenue, Suite 3100

New York, NY 10022

(212) 486-3211

With a copy to:

Howard M. Berkower

McCarter & English, LLP

825 Eighth Avenue

New York, NY 10019

(212) 609-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3R25D 118	SCHEDULE 13D/A	Page 2 of 7

1	NAMES OF REPORTING PERSONS MAK Capital One L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8

SHARED VOTING POWER

2,536,520 (comprised of 1,494,402 Class A Ordinary Shares and 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share)

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

2,536,520 (comprised of 1,494,402 Class A Ordinary Shares and 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,536,520 (comprised of 1,494,402 Class A Ordinary Shares and 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.07% (See Item 5)*
14	TYPE OF REPORTING PERSON IA

* The calculation is based upon 12,040,840 Class A Ordinary Shares as follows: (i) 10,998,722 shares outstanding as of June 30, 2021, as disclosed on the Issuer’s prospectus supplement, filed on August 17, 2021 pursuant to Rule 424(b)(3), to Registration Statement on Form F-1 (333-251990) filed with the Securities and Exchange Commission on February 8, 2021, and (ii) 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share held by the Reporting Persons.

CUSIP No. G3R25D 118	SCHEDULE 13D/A	Page 3 of 7

1	NAMES OF REPORTING PERSONS Michael A. Kaufman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8

SHARED VOTING POWER

2,536,520 (comprised of 1,494,402 Class A Ordinary Shares and 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share)

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

2,536,520 (comprised of 1,494,402 Class A Ordinary Shares and 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,536,520 (comprised of 1,494,402 Class A Ordinary Shares and 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.07%*
14	TYPE OF REPORTING PERSON IN

* The calculation is based upon 12,040,840 Class A Ordinary Shares as follows: (i) 10,998,722 shares outstanding as of June 30, 2021, as disclosed on the Issuer’s prospectus supplement, filed on August 17, 2021 pursuant to Rule 424(b)(3), to Registration Statement on Form F-1 (333-251990) filed with the Securities and Exchange Commission on February 8, 2021, and (ii) 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share held by the Reporting Persons.

CUSIP No. G3R25D 118	SCHEDULE 13D/A	Page 4 of 7

1	NAMES OF REPORTING PERSONS MAK Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8

SHARED VOTING POWER

2,536,520 (comprised of 1,494,402 Class A Ordinary Shares and 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share)

	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

2,536,520 (comprised of 1,494,402 Class A Ordinary Shares and 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,536,520 (comprised of 1,494,402 Class A Ordinary Shares and 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.07%*
14	TYPE OF REPORTING PERSON PN

* The calculation is based upon 12,040,840 Class A Ordinary Shares as follows: (i) 10,998,722 shares outstanding as of June 30, 2021, as disclosed on the Issuer’s prospectus supplement, filed on August 17, 2021 pursuant to Rule 424(b)(3), to Registration Statement on Form F-1 (333-251990) filed with the Securities and Exchange Commission on February 8, 2021, and (ii) 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share held by the Reporting Persons.

CUSIP No. G3R25D 118	SCHEDULE 13D/A	Page 5 of 7

Item 1. Security and Issuer.

This Amendment No. 1 to the statement on Schedule 13D (“Amendment No. 1”) amends the Schedule 13D filed by the Reporting Persons on September 28, 2021 (together with Amendment No. 1, the “Schedule D”) relates to the Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Fusion Fuel Green Plc, a public limited company incorporated in Ireland (the “Issuer”). The principal executive offices of the Issuer are located at 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Class A Ordinary Shares reported in this Amendment No. 1 at an aggregate cost of $1,487,119. The funds used to purchase the Class A Ordinary Shares were obtained from the general working capital of MAK Fund which may at any given time include funds borrowed in the ordinary course in its margin account.

Item 5. Interest in Securities of the Issuer.

(a)                 The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

Pursuant to Rule 13d-3 under the Act, each of the Reporting Persons may be deemed to beneficially own and share voting and dispositive power in respect of 2,536,520 Class A Ordinary Shares.

The calculation is based upon 12,040,840 Class A Ordinary Shares as follows: (i) 10,998,722 shares outstanding as of June 30, 2021, as disclosed on the Issuer’s prospectus supplement, filed on August 17, 2021 pursuant to Rule 424(b)(3), to Registration Statement on Form F-1 (333-251990) filed with the Securities and Exchange Commission on February 8, 2021, and (ii) 1,042,118 Class A Ordinary Shares issuable upon the exercise of Warrants at an initial exercise price of $11.50 per share held by the Reporting Persons.

(b)                 A list of the transactions in the Issuer’s Class A Ordinary Shares that were effected by the Reporting Persons during the lesser of (i) the number of days since the filing of the original Schedule 13D on September 28, 2021 or (ii) the past sixty days is attached hereto as Schedule A and is incorporated herein by reference.

(c)                 To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Persons identified in this Item 5.

(d)                 Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2021

MAK CAPITAL ONE L.L.C.

By:	/s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

MICHAEL A. KAUFMAN

By:	/s/ Michael A. Kaufman
Michael A. Kaufman

MAK CAPITAL FUND LP
By: MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

SCHEDULE A

TRANSACTIONS SINCE THE LESSER (I) OF THE DAYS SINCE THE FILING OF THE ORIGINAL SCHEDULE 13D ON SEPTEMBER 28, 2021 AND (II) THE PAST 60 DAYS

The following transactions in the Class A Ordinary Shares (unless otherwise specified) were effected by MAK Capital Fund LP on the open market since the filing of the initial Schedule 13D on September 28, 2021.

Date in 2021	Shares Acquired	Price per Share (excl. of commissions)
10/11	9,189	11.4511
10/12	9,453	11.2352
10/13	4,945	11.9121
10/14	2,960	12.1657
10/14	10,895	12.4101
10/15	7,021	12.6241
10/18	3,900	12.5609
10/19	5,974	12.4002
10/20	4,871	12.4386
10/21	8,319	12.0742
10/21	11,077	12.2292
10/22	4,200	12.3287
10/25	4,368	12.2721
10/25	1,400	12,0993
10/26	3,957	12.2537
10/26	2,202	12,0926
10/27	6,903	12.4113
10/28	9,000	12,5339
10/29	1,020	12.2059
10/29	10,354	12.4582